                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549





                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                  For the period 12 May 2001 to 14 August 2001

                   TELECOM CORPORATION OF NEW ZEALAND LIMITED

         ---------------------------------------------------------------

                 (Translation of registrant's name into English)



      Telecom Networks House, North Tower, 66-68 Jervois Quay, Wellington,
                                   New Zealand

         ---------------------------------------------------------------

                    (Address of principal executive offices)


              The registrant will file annual reports on Form 20-F


                               (File No. 1-10798)



                     --------------------------------------

                                    CONTENTS



                 This report on Form 6-K contains the following:

                 1.       Annual Results to 30 June 2001
                          ------------------------------

                 1.1      Condensed Financial Statements
                 1.2      Management Commentary
                 1.3      Media Release -14 August 2001

                      -------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                    TELECOM CORPORATION OF NEW
                                                      ZEALAND LIMITED


                                               By:     /s/ Linda Cox
                                                       -------------
                                                       Linda Marie Cox
                                                       Company Secretary

                                               Dated:  14 August 2001

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

For the years ended 30 June

                                                                     2001           2000         1999
-------------------------------------------------------------------------------------------------------
(Dollars in millions, except per share amounts)         notes         NZ$            NZ$          NZ$
-------------------------------------------------------------------------------------------------------
Operating revenues
  Local service                                                     1,071          1,064        1,059
  Calling                                                 2         1,816          1,488        1,140
  Interconnection                                                      97             90           71
  Cellular and other mobile services                                  865            717          502
  Internet                                                            169            102           43
  Data                                                                601            433          314
  Other operating revenues                                2         1,029            441          327
  Abnormal revenues                                       3           (12)            15           31
                                                                 --------------------------------------
                                                                    5,636          4,350        3,487
                                                                 --------------------------------------
Operating expenses
  Labour                                                              572            486          467
  Cost of sales                                                     1,852          1,079          459
  Other operating expenses                                            909            728          549
  Abnormal expenses                                       3           256              -           37
                                                                  -------------------------------------
                                                                    3,589          2,293        1,512
                                                                 --------------------------------------
Earnings before interest, taxation, depreciation and
  amortisation                                                      2,047          2,057        1,975
Depreciation and amortisation                             4           722            627          558
                                                                 --------------------------------------
Earnings before interest and taxation                               1,325          1,430        1,417
Interest income                                                        53             34           45
Interest expense                                                     (434)          (299)        (234)
                                                                 --------------------------------------
Earnings before income tax                                            944          1,165        1,228
Income tax expense                                                   (283)          (368)        (385)
                                                                 --------------------------------------
Earnings after income tax                                             661            797          843
Share of losses of associate companies after income tax               (18)            (6)          (7)
Minority interests in profits of subsidiaries                           -             (8)          (2)
                                                                 --------------------------------------
Net earnings attributable to shareholders                             643            783          834
                                                                 ======================================
Net earnings per share                                             $0.364         $0.447       $0.476
                                                                 ======================================
Weighted average number of ordinary
  shares outstanding (in millions)                                  1,767          1,753        1,752
                                                                 ======================================

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                  CONSOLIDATED STATEMENT OF MOVEMENTS IN EQUITY

For the years ended 30 June

                                                                    2001          2000          1999
------------------------------------------------------------------------------------------------------
(Dollars in millions)                                   notes        NZ$           NZ$           NZ$
------------------------------------------------------------------------------------------------------
Equity at the beginning of the year                                1,219         1,093         1,058

Net earnings attributable to shareholders                            643           783           834
Movement in foreign currency translation reserve                     (61)           48             1
                                                                 -------------------------------------
Total recognised revenues and expenses for the year                  582           831           835

Movement in minority interests                                       (83)           82             -
Dividends                                                 6         (303)         (906)         (909)
Tax credit on supplementary dividends                                 34           100           103
Capital contributed                                       7          554            19             6
                                                                 -------------------------------------
Equity at the end of the year                                      2,003         1,219         1,093
                                                                 =====================================

Represented by:

Contributed capital                                                1,482           928           909
Foreign currency translation reserve                                 (12)           49             1
Minority interests                                                     6            89             7
Retained earnings                                                    527           153           176
                                                                 -------------------------------------

                                                                   2,003         1,219         1,093
                                                                 =====================================

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                  CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June

                                                          2001         2000
------------------------------------------------------------------------------
(Dollars in millions)                       notes          NZ$           NZ$
------------------------------------------------------------------------------
ASSETS

Current assets:

Cash                                                        94            81
Short-term investments                                     115           617
Receivables and prepayments                              1,043           918
Inventories                                                 38            40
                                                       -----------------------
Total current assets                                     1,290         1,656

Long-term investments                                      737           455
Intangibles                                              2,044         1,620
Fixed assets                                             4,901         4,250
                                                       -----------------------
Total assets                                             8,972         7,981
                                                       =======================

LIABILITIES AND EQUITY

Current liabilities:

Bank overdraft                                              18             -
Accounts payable and accruals                            1,404         1,242
Provisions - current                                        59            11
Debt due within one year                                 2,165         1,462
Provision for dividend                                       -           227
                                                       -----------------------
Total current liabilities                                3,646         2,942

Deferred taxation                                           23            13
Provisions - non-current                                     2             3
Long-term debt                                           3,298         3,804
                                                       -----------------------
Total liabilities                                        6,969         6,762
                                                       -----------------------
Commitments and contingent liabilities       8,9

Equity:

Shareholders' funds                                      1,997         1,130
Minority interests                                           6            89
                                                       -----------------------
Total equity                                             2,003         1,219
                                                       -----------------------
Total liabilities and equity                             8,972         7,981
                                                       =======================

                                       3

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended 30 June

                                                                    2001          2000         1999
-----------------------------------------------------------------------------------------------------
 (Dollars in millions)                                     note      NZ$           NZ$          NZ$
-----------------------------------------------------------------------------------------------------
Cash flows from operating activities
Cash was provided from/(applied to):
  Cash received from customers                                     5,172         4,192        3,433
  Proceeds from cross border lease                                    20             -           15
  Proceeds from liquidation of Executive Plan, net                     -             -           16
  Interest income                                                     54            19           38
  Dividend income                                                    248             4            3
  Payments to suppliers and employees                             (3,114)       (2,093)      (1,410)
  Restructuring, onerous contracts and Year 2000 payments             (5)          (58)         (64)
  Income tax paid                                                   (184)         (311)        (254)
  Interest paid on debt                                             (433)         (285)        (239)
                                                                -------------------------------------
Net cash flows from operating activities                    10     1,758         1,468        1,538
                                                                -------------------------------------
Cash flows from investing activities
Cash was provided from/(applied to):
  Sale of fixed assets                                                37            57           18
  Sale/(purchase) of short-term investments, net                     537          (486)         490
  Purchase of long-term investments                                 (309)         (238)         (75)
  Proceeds from sale of subsidiary companies                           -            95            -
  Acquisition of AAPT Limited, excluding cash acquired              (635)       (1,189)        (385)
  Purchase of fixed assets                                        (1,478)         (837)        (585)
  Capitalised interest paid                                          (44)          (18)          (9)
                                                                -------------------------------------
Net cash flows applied to investing activities                    (1,892)       (2,616)        (546)
                                                                -------------------------------------
Cash flows from financing activities
Cash was provided from/(applied to):
  Proceeds from long-term debt                                       412         1,850           17
  Repayment of long-term debt                                       (513)         (246)        (201)
  Proceeds from short-term debt, net                                 212           466          106
  Capital contributed                                                495            23            6
  Dividends paid                                                    (477)         (894)        (913)
                                                                -------------------------------------
Net cash flows from/(applied to) financing activities                129         1,199         (985)
                                                                -------------------------------------
Net cash flow                                                         (5)           51            7
Foreign currency translation adjustment                                -             1            -
Opening cash position (including bank overdrafts)                     81            29           22
                                                                -------------------------------------
Closing cash position (including bank overdrafts)                     76            81           29
                                                                =====================================

     TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                        NOTES TO THE CONDENSED FINANCIAL
                                   STATEMENTS

NOTE 1 FINANCIAL STATEMENTS

     The condensed consolidated financial statements for the year ended 30 June 2001 have been extracted from the audited financial statements of Telecom Corporation of New Zealand Limited (the "Company") together with its subsidiaries and associates ("Telecom") and have been prepared in accordance with generally accepted accounting practice in New Zealand ("NZ GAAP").

     Effective 1 April 1999, the Company changed its annual balance date from 31 March to 30 June. The 1999 comparatives presented in these financial statements have been restated to facilitate meaningful comparisons with the Company's new financial reporting year.

     The financial statements for the year ended 30 June 1999 are unaudited. However, the restated figures are calculated from the audited financial statements for the year ended 31 March 1999 and the three month transition period ending 30 June 1999.

     Accounting Policies

     Except for the changes in accounting policies referred to below, the accounting policies used in the preparation of the financial statements for the year ended 30 June 2001 are consistent with those used in the preparation of the published financial statements for the year ended 30 June 2000.

     Dividends Proposed After Balance Date

     During the year ended 30 June 2001, Telecom changed its accounting policy for the recognition of dividends proposed after balance date. Under the new policy, dividends proposed after balance date are disclosed in the notes to the financial statements (refer Note 11). Previously, all proposed dividends were recognised as liabilities in the Statement of Financial Position. This change has been made to conform to the requirements of the recently issued FRS 5 "Events After Balance Date", issued by the Institute of Chartered Accountants of New Zealand.

     Classification of Capital Notes

     Telecom issued long-term fixed interest unsecured subordinated capital notes in the year ended 31 March 1998. Historically these have been classified in the Statement of Financial Position as a component of equity, with coupons paid to capital note holders disclosed net of tax in the Statement of Financial Performance.

     Subsequent to the issue of the capital notes, International Accounting Standard IAS 39 "Financial Instruments: Recognition and Measurement" and Australian Accounting Standard AASB 1033 "Presentation and Disclosure of Financial Instruments" have been published. Both of these pronouncements, which in the absence of a New Zealand financial reporting standard are applicable sources of NZ GAAP, require instruments such as the capital notes to be classified as debt.

     Accordingly, Telecom has reclassified its capital notes from equity to debt in the financial statements for the year ended 30 June 2001. Coupon payments on capital notes previously shown separately net of tax have been included pre-tax within interest expense. Movements in the capital notes balance are no longer included in the Statement of Movements in Equity. In the Statement of Cash Flows, payment of capital note coupons previously included separately within cash flows from financing activities have been reclassified to be included within "Interest paid on debt" within cash flows from operating activities.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                        NOTES TO THE CONDENSED FINANCIAL
                                   STATEMENTS
     continued

NOTE 1 FINANCIAL STATEMENTS (continued)

     In order to facilitate meaningful comparisons with prior periods, the reclassification of capital notes from equity to debt has been reflected throughout all periods presented. These reclassifications have had no impact on Telecom reported net earnings attributable to shareholders or net earnings per share.

     Revenue Recognition

     During the year ended 30 June 2001 Telecom changed its accounting policy for revenue recognition on sales of prepaid cellular minutes and monthly Internet access billings. Revenue on these products was previously recognised at the time of sale and billing respectively. Under the new policy revenue on these products is recognised as Telecom provides the service, with revenue deferred in respect of that portion of services that is yet to be provided.

     The reason for this change in policy was to align with recently issued overseas guidance on revenue recognition and to be consistent with revenue recognition practices adopted for Telecom's other products. The impact of the change is a one-off reduction in revenue in the current year of $12 million, which has been disclosed as an abnormal item (see Note 3).

     Reclassifications

     Certain reclassifications of prior years' data have been made to conform to current year classifications.

NOTE 2 CALLING AND OTHER OPERATING REVENUES



                                                    2001          2000         1999
                                 -------------------------------------------------------
                                 (Dollars in         NZ$           NZ$          NZ$
                                 millions)
                                 -------------------------------------------------------
     Calling
       National                                    1,181           932          704
       International                                 568           506          385
       Other                                          67            50           51
                                                ----------------------------------------
                                                   1,816         1,488        1,140
                                                ========================================
     Other operating revenues
       Directories                                   188           176          161
       Equipment                                      63            84          109
       Miscellaneous other                           527           177           57
       Dividends from associates                     245             -            -
       Dividends from other investments                6             4            -
                                                ----------------------------------------
                                                   1,029           441          327
                                                ========================================


     Miscellaneous other revenue comprises revenue from a variety of sources. The significant increase in miscellaneous other revenue for the year ended 30 June 2001 results from resale services revenue generated by AAPT. Miscellaneous other revenue for the year ended 30 June 2001 also includes a gain of $20 million recognised on the prepayment of Telecom's scheduled payment obligations relating to a cross border finance lease.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                        NOTES TO THE CONDENSED FINANCIAL
                                   STATEMENTS
continued

NOTE 3 ABNORMAL ITEMS


                                                                     2001          2000         1999
                              ---------------------------------------------------------------------------
                              (Dollars in millions)                   NZ$           NZ$          NZ$
                              ---------------------------------------------------------------------------
Abnormal Revenues

Revenue recognition                                                   (12)            -            -
Sale of AAPT Sat-Tel Pty Limited                                        -            15            -
Cross border lease                                                      -             -           15
Liquidation of executive share ownership plan                           -             -           16
                                                                 ----------------------------------------

                                                                      (12)           15           31
                                                                 ========================================
Abnormal Expenses

Close down of CDMA rollout in Australia                               215             -            -
Write-off of network assets and project costs                          41             -            -
Onerous contract buy-out costs                                          -             -           22
Restructuring costs                                                     -             -           15
                                                                 ----------------------------------------

                                                                      256             -           37
                                                                 ========================================


     Abnormal Revenues

     Revenue Recognition - Change in Accounting Policy

     In 2001 Telecom changed its accounting policy for revenue recognition on sales of prepaid cellular minutes and monthly Internet access billings. Previously, revenue on these products had been recognised at the time of sale and billing respectively. Under the new policy, revenue on these products is recognised as Telecom provides the service, with revenue deferred in respect of that portion of services that is yet to be provided. This change was made to align with recently issued international accounting guidance on revenue recognition and to be consistent with revenue recognition practices adopted for Telecom's other products.

     The impact of this change in accounting policy was a one-off deferral of revenue of $12 million. This is made up of a deferral of cellular revenue of $10 million and Internet revenue of $2 million.

     Sale of AAPT Sat-Tel Pty Limited

     In March 2000, AAPT Limited ("AAPT") completed the sale of its wholly owned subsidiary AAPT Sat-Tel Pty Limited to New Skies Networks Australia Pty Limited. Included in the Consolidated Statement of Financial Performance are post acquisition profits relating to this sale, before minority interests, of $15 million.

     Cross Border Lease

     During the year ended 30 June 1999, a gain of $15 million was recognised on the prepayment of Telecom's scheduled payment obligations relating to a cross border finance lease. Subsequent instances of such gains have been classified within Miscellaneous other revenue (see Note 2).

     Liquidation of the Executive Share Ownership Plan (the "Executive Plan") The liquidation of the Executive Plan was completed in March 1999. The Trustee of the Executive Plan had disposed of the 1.9 million unallocated shares held on trust and remitted the net proceeds to Telecom as the residuary beneficiary. The net proceeds received were $16 million.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                        NOTES TO THE CONDENSED FINANCIAL
                                   STATEMENTS
continued

NOTE 3 ABNORMAL ITEMS (continued)

     Abnormal Expenses

     Close Down of CDMA Rollout in Australia

     In December 2000 Telecom announced that AAPT and Lucent Technologies ("Lucent") had agreed to a comprehensive review of the rollout of the A$500 million CDMA mobile network in Australia. On 3 May 2001, Telecom announced that AAPT and Lucent had agreed to close down the rollout of the Australian CDMA mobile network and to work co-operatively together to resolve outstanding issues, while preserving their respective legal positions in the meantime.

     As part of the activities to close down the project, AAPT has sought to identify all amounts actually spent or contractually committed in connection with the project. Costs incurred in connection with the project included costs of fixed assets, payments to Lucent and other suppliers, costs associated with site acquisition, costs of labour and consultants employed on the project and other miscellaneous costs. Committed costs consist primarily of lease commitments, further payments to suppliers and other project expenditure. An assessment has been carried out to determine the realisable value of assets acquired, either through sale or redeployment, as well as the extent to which committed costs can be mitigated.

     The total charge to abnormal expenses is $215 million (pre tax). This represents $159 million for writing off project costs to date and $56 million to provide for future commitments.

     The calculation of the abnormal charge has been based on management's current estimate of the amounts required to reduce the carrying value of assets to recoverable amount and the net amount that will ultimately be required to settle lease liabilities and similar non-cancellable commitments. Actual results could differ from these estimates.

     All outstanding issues with Lucent relating to the project and its closedown have been resolved.

     Write-off of Network Assets and Project Costs

     As part of a review of network assets, certain assets identified have been identified as no longer being required for business operations. As these assets have been determined to have no residual value, they have been fully written-off at 30 June 2001.

     The majority of the write-off relates to assets acquired in connection with the deployment of residential hybrid fibre/coax (HFC) cable by First Media Limited (a wholly owned Telecom subsidiary). A decision was made in 1998 to discontinue the deployment and the costs of terminating the rollout and reorganising First Media Limited were provided for in the financial year ended 31 March 1998. The cable assets were retained for the provision of future services, however the usage of these assets has subsequently fallen to minimal levels and the decision has been taken to decommission the network. A total charge of $22 million has been included in the results for the year ended 30 June 2001, representing the cost of writing off HFC cables and network equipment and minor decommissioning costs.

     The remainder of the abnormal charge represents the costs of writing off other network equipment made surplus by changing business requirements and the cost of expensing accumulated balances in respect of projects that will not results in assets to Telecom. The network assets are expected to be disposed of within the next 12 months.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                        NOTES TO THE CONDENSED FINANCIAL
                                   STATEMENTS
continued

NOTE 3 ABNORMAL ITEMS (continued)

     Onerous Contract Buy-out Costs

     During the year ended 30 June 1999, the costs of buying out the terms of certain onerous contracts were identified and provided for. The contracts were onerous as the unavoidable costs of meeting the contractual obligations exceeded their economic benefits.

     Restructuring

     During the year ended 30 June 1999, Telecom reached an agreement with specialist call centre operator SITEL Asia Pacific to contract out the provision of operator services. The decision to outsource operator services resulted in approximately 560 redundancies at a cost of $15 million.

NOTE 4 DEPRECIATION AND AMORTISATION


                                                                     2001          2000         1999
                                     --------------------------------------------------------------------
                                     (Dollars in millions)            NZ$           NZ$          NZ$
                                     --------------------------------------------------------------------
    Depreciation                                                      619           583          551
    Amortisation                                                      103            44            7
                                                                 ----------------------------------------

                                                                      722           627          558
                                                                 ========================================


NOTE 5 ACQUISITION OF REMAINING AAPT SHARES

     During the year ended 30 June 2001 the group acquired the remaining shares in AAPT that it did not already own. Total consideration paid was $635 million resulting in additional goodwill at the date of purchase of $548 million. Full consolidation of AAPT's results was effective from 1 December 2000.

NOTE 6 DIVIDENDS

     Shares Issued in Lieu of Dividends

     Telecom established a Dividend Reinvestment Plan effective from the third quarter of the year ended 30 June 2000. Under the plan, shareholders can elect to receive dividends in cash or additional shares. In respect of the year ended 30 June 2001, 10,380,917 shares with a total value of $59 million were issued in lieu of a cash dividend.

NOTE 7 CAPITAL CONTRIBUTED

     In May 2001 Telecom undertook an equity placement in order to pay down existing debt, strengthen Telecom's Statement of Financial Position and enhance future financial flexibility. Ninety-one million shares were issued at NZ$5.50 per share.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                   NOTES TO THE CONDENSED FINANCIAL STATEMENTS continued

NOTE 8 COMMITMENTS

     Operating Leases

     Operating lease commitments are mainly in respect of leases of land, buildings and other telecommunications facilities. At 30 June 2001, minimum rental commitments for all non-cancellable operating leases (excluding amounts provided for Australian CDMA lease commitments) were $289 million (30 June 2000: $275 million).

     Finance Leases

     Telecom has entered into the sale and leaseback of certain assets. At 30 June 2001, the outstanding lease commitments were $23 million (30 June 2000: $86 million).

     Capital Commitments

     At 30 June 2001, capital expenditure amounting to $184 million (30 June 2000: $754 million), had been committed under contractual arrangements, with substantially all payments due within three years. The capital expenditure commitments principally relate to telecommunications network assets.

     In addition Telecom has a 50% interest in a group that operates a Trans-Pacific submarine optical fibre cable, called the Southern Cross Cable Network ("Southern Cross"), linking Australia and New Zealand with Hawaii, Fiji and the West Coast of the United States. Southern Cross achieved cable ready-for-service ("RFS") in November 2000 and from 28 February 2001 provided full restoration capability between New Zealand, Australia and United States. In March 1998, Telecom contractually committed to purchase capacity of Southern Cross of approximately US$140 million. Telecom has remaining commitments of US$70 million of which US$57 million is due in November 2001, with the balance payable over the following two years. In November 1999, Telecom committed to purchase further capacity at a cost of US$69 million. Payments of US$12 million, US$23 million, US$23 million and US$11 million are due on 31 January 2002, 2003, 2004 and 2005 respectively. In addition AAPT has committed to purchase capacity on Southern Cross at a cost of approximately US$26 million payable over the coming year.

     Investment in Hutchison 3G Australia

     Telecom has entered into an agreement to acquire a 19.9% stake in Hutchison 3G Australia ("H3G") for A$250 million. The remainder of H3G's equity will be owned by Hutchison Telecommunications (Australia) Limited. H3G will be a dedicated provider of "3rd Generation" wireless communications services in Australia.

     Telecom's initial equity investment will be made subsequent to the satisfaction of certain conditions in the agreement. This is currently expected to occur in the first quarter of the 2002 financial year. In addition to this initial equity investment, Telecom has committed to provide a further A$150 million of equity to fund the venture's capital expenditure. Payments comprising this further A$150 million of equity will be made in accordance with H3G's capital expenditure requirements.

     TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                   NOTES TO THE CONDENSED FINANCIAL STATEMENTS continued

NOTE 9 CONTINGENT LIABILITIES

     Lawsuits and Other Claims

     In June 1999, representative and individual plaintiffs filed a claim against Telecom in the Employment Court. The plaintiffs allege breach of various express and implied terms of their employment contracts. The claim is not fully quantified.

     In April 2000, CallPlus Limited ("CallPlus") and two other companies issued proceedings against Telecom alleging breach of contract and the Commerce Act in relation to Telecom's 0867 service. CallPlus seeks injunctive relief and an inquiry into damages.

     On 31 July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

     Due to the nature of the Australian telecommunications industry, there are a number of ongoing disputes in respect of charges by telecommunications suppliers. To the extent that these disputes are settled in a manner that is contrary to Telecom's interest, it is possible that they will negatively impact on Telecom's financial position. It is not currently possible to quantify any such impact.

     Various other lawsuits, claims and investigations have been brought or are pending against Telecom.

     The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom's interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom's business, financial condition or results of operations.

     Bank Guarantees

     AAPT had issued bank guarantees totalling A$17 million as at 30 June 2001.

NOTE 10 RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

                                                                         2001         2000        1999
                                          ---------------------------------------------------------------
                                          (Dollars in millions)           NZ$          NZ$         NZ$
                                          ---------------------------------------------------------------
Net earnings attributable to shareholders                                 643          783         834
Adjustments to reconcile net earnings to net cash flows from operating activities:
  Depreciation and amortisation                                           722          627         558
  Bad and doubtful accounts                                                58           43          25
  Deferred income tax                                                      (1)          24          10
  Share of losses of associate companies                                   18            6           7
  Minority interests in profits of subsidiaries                             -            8           2
  Abnormal revenues and expenses                                          268          (15)          -
  Other                                                                   (22)          (2)         12
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
  Increase in accounts receivable and related items                      (222)        (127)        (54)
  Decrease/(increase) in inventories                                        1            6          (8)
  Increase in current taxation                                            108           34         132
  Decrease in provisions                                                   (5)         (57)        (36)
  Increase in accounts payable and related items                          190          138          56
                                                                     ------------------------------------

Net cash flows from operating activities                                1,758        1,468       1,538
                                                                     ====================================

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                   NOTES TO THE CONDENSED FINANCIAL STATEMENTS continued

NOTE 11 SIGNIFICANT EVENTS AFTER BALANCE DATE

     On 9 August 2001, the Board of Directors approved the payment of a fourth quarter dividend of $93 million, representing 5 cents per share. In addition, a supplementary dividend totalling $16 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

NOTE 12 QUARTERLY FINANCIAL INFORMATION


                                                                                          Net
                                                     Net      Earnings                 earnings
                                                  abnormal      before    Earnings   attributable      Net
                                      Operating  (revenues/  interest and   before        to         earnings
                                       revenues  (expenses)      tax      income tax  shareholders   per share
               -----------------------------------------------------------------------------------------------
               (NZ dollars in millions,                                                               NZ$
               except per share amounts)
               -----------------------------------------------------------------------------------------------
Quarter ended:
   30 September 2000                     1,291         -         343         260           161        0.092
   31 December 2000                      1,382         -         317         223           139        0.079
   31 March 2001                         1,606         -         595         496           381        0.217
   30 June 2001                          1,357      (268)         70         (35)          (38)      (0.022)
                                      ------------------------------------------------------------------------

Year ended 30 June 2001                  5,636      (268)      1,325         944           643        0.364
                                      ========================================================================
Quarter ended:
   30 September 1999                       887         -         365         318           209        0.119
   31 December 1999                        993         -         350         290           197        0.112
   31 March 2000                         1,239        15         380         307           205        0.117
   30 June 2000                          1,231         -         335         250           172        0.098
                                      ------------------------------------------------------------------------

Year ended 30 June 2000                  4,350        15       1,430       1,165           783        0.447
                                      ========================================================================


     Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings per share for the year.

           TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES
                              MANAGEMENT COMMENTARY
                                  30 JUNE 2001



OVERVIEW

Telecom's reported net earnings for the year ended 30 June 2001 ("2001") were NZ$643 million, compared to NZ$783 million for the year ended 30 June 2000 ("2000"). Reported net earnings for the year represented earnings per share ("EPS") of NZ36.4 cents compared to NZ44.7 cents for 2000.

Reported net earnings for 2001 include certain non-recurring and special items.

The non-recurring items included in reported net earnings have been classified as abnormal revenues and expenses. Abnormal expenses of NZ$256 million (NZ$184 million after tax), relating to the closedown of the CDMA rollout in Australia and other asset write-offs have been recorded in 2001. In addition, reported earnings for 2001 included an abnormal reduction of revenue of NZ$12 million (NZ$8 million after tax). See "Abnormal Items".

Dividend income from Telecom's investment in the Southern Cross Cable Network ("Southern Cross") of NZ$245 million (NZ$221 million after tax), due to its size and timing of receipt, represents a special item in 2001, see "Dividends From Associates". While Telecom expects to receive future dividend income from Southern Cross, the size and frequency of these payments will vary. The dividends received from Southern Cross have been separately identified in the table below to allow a better understanding of trends from period to period.

The table below reconciles reported and adjusted earnings for 2001 and 2000.

Net earnings excluding abnormal items and Southern Cross dividends decreased by NZ$157 million, or 20.4%. This reflects additional interest expense largely as a result of funding the AAPT acquisition, additional goodwill amortisation associated with this investment and associate company losses.

===============================================================================
Reconciliation of Net Earnings Before and After
Abnormals and Southern Cross Dividends

                                                      Years Ended 30 June
                                                 2001          2000      Change
                                                 NZ$M          NZ$M           %
-------------------------------------------------------------------------------
Reported net earnings                             643           783       (17.9)
Abnormal items (after tax):

  Revenue                                           8           (12)
  Expenses                                        184             -
                                                -------------------------------
Net earnings excluding

abnormal items                                    835           771         8.3

Southern Cross dividends                         (221)            -
                                                -------------------------------
Net earnings excluding

abnormal items and

Southern Cross dividends                          614           771       (20.4)
                                                ===============================

EBITDA# excluding
abnormal items and
Southern Cross dividends                        2,070         2,042         1.4


# Earnings before interest, tax, depreciation and amortisation

Dividends

Telecom will pay a fully imputed fourth quarter dividend of NZ5.0 cents per ordinary share in September 2001, bringing the dividend for the year ended 30 June 2001 to NZ20.0 cents. The dividend for the year ended 30 June 2000 was NZ46.0 cents per ordinary share.

Telecom implemented a new dividend policy for the year ended 30 June 2001. This policy is to target a dividend payout ratio of around 50% of net earnings. Application of this policy is dependent on earnings, cash flow, and other investment opportunities that might arise in the future.

As a matter of practice, Telecom looks to pay a dividend at the same rate in each of the first three quarters of the financial year, and set the fourth quarter dividend at a level which accommodates the target ratio for full year.

Reported net earnings for the year ended 30 June 2001 have been significantly impacted by abnormal items. In setting the level of the fourth quarter dividend, Telecom has made allowance for the impact of these abnormal items, resulting in a dividend payout ratio for the full year of approximately 56% of net earnings.

                              MANAGEMENT COMMENTARY
                                  30 JUNE 2001

=============================================================================
Fourth Quarter Dividends

  Ordinary shares                                                NZ 5.0 cents
  American Depositary Shares                                  *US 16.18 cents
  Supplementary dividend (to non-resident
    shareholders)
    Per ordinary share                                          NZ 0.88 cents
    Per American Depositary Share                              *US 2.85 cents
  "Ex" dividend dates

    New Zealand Stock Exchange                               3 September 2001
    Australian Stock Exchange                                  27 August 2001
    New York Stock Exchange                                    28 August 2001
  Books closing dates

    New Zealand, Australia Stock Exchanges                     31 August 2001

    New York Stock Exchange                                    30 August 2001
  Payment dates

    New Zealand, Australia                                 14 September  2001
    New York                                                21 September 2001
=============================================================================

* Based on an exchange rate at 30 June 2001 of NZ$1.00 to US$0.4047.

FORWARD-LOOKING STATEMENTS

This Management Commentary contains forward-looking statements. The words "believe", "expect", "will", "estimate", "project", "forecast", "should", "anticipate", "intend" and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand and Australian telecommunications markets, the outcome of pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand and Australian economies.

OPERATING RESULTS

Telecom's consolidated results are summarised on page 18.

The following commentary separates the surplus from operations, revenue and expenses between those earned/incurred in New Zealand and Australia. For the purposes of this geographic split, Australia is deemed to include the AAPT Group ("AAPT") and TCNZ Australia Pty Limited ("TCNZA"), while New Zealand is deemed to comprise the remainder of the Telecom Group including all other international operations.

Results for 2001 were impacted by the consolidation of AAPT revenues and expenses for the entire year. In 2000, AAPT revenues and expenses were consolidated for seven months.

Surplus from Operations

================================================================================
Surplus from operations before abnormal items

                                                       Years Ended 30 June
                                                  2001          2000      Change
                                                  NZ$M          NZ$M           %
--------------------------------------------------------------------------------
New Zealand

Revenue excluding Southern
Cross dividends                                  3,647         3,596         1.4

Southern Cross Dividends                           245             -          NM
                                                 -------------------------------
Total revenue                                    3,892         3,596         8.2

Total expenses                                   2,257         2,175         3.8
                                                 -------------------------------
Surplus from operations                          1,635         1,421        15.1

Australia

Total revenue                                    1,756           739          NM

Total expenses                                   1,710           714          NM
                                                 -------------------------------
Surplus from operations                             46            25          NM

Goodwill amortised on
consolidation of AAPT                              (88)          (31)         NM
                                                 -------------------------------
Surplus from operations
before abnormal items                            1,593         1,415        12.6

Less Southern Cross                               (245)            -          NM
dividends

Add back depreciation and
amortisation                                       722           627        15.2
                                                 -------------------------------
EBITDA# excluding
abnormal items and
Southern Cross dividends                         2,070         2,042         1.4

NM = Not a meaningful comparison

# Earnings before interest, tax, depreciation and amortisation
================================================================================

                              MANAGEMENT COMMENTARY
                                  30 JUNE 2001


The group surplus from operations before abnormal items increased by NZ$178 million, or 12.6%. The increase was due to the receipt of $245 million of dividend income from Southern Cross, partly offset by a lower surplus from New Zealand operations excluding the aforementioned dividends. An increased surplus from Australian operations was more than offset by an increase in amortisation of AAPT goodwill.

=====================================================
Reconciliation of Movement in Surplus From
Operations before abnormal items
                                                NZ$M
-----------------------------------------------------
2000 surplus from operations                   1,415

Southern Cross dividends received                245

Decrease in surplus from NZ operations
excluding Southern Cross dividends               (31)

Increase in surplus from Australian               21
operations

Increase in amortisation of AAPT goodwill        (57)
                                               ------

2001 surplus from operations                   1,593
                                               ======

The discussion of operating revenues and expenses that follows excludes the impact of abnormal items, which are discussed separately.

REVENUE

=====================================================
Total Operating Revenue         Years Ended 30 June
                               2001     2000   Change
                               NZ$M     NZ$M        %
-----------------------------------------------------
New Zealand                   3,892    3,596     8.2

Australia                     1,756      739      NM

Abnormal revenue                (12)      15      NM
                              -----------------------
Total Group                   5,636    4,350    29.6

NM = Not a meaningful comparison
=====================================================

Growth in New Zealand revenue primarily reflects dividend income received from Southern Cross. Excluding Southern Cross dividends, New Zealand revenue grew by NZ$51 million, or 1.4%. This reflects growth across most of Telecom's revenue streams, particularly data, Internet, directories and miscellaneous other services revenue, partially offset by declining local service and equipment revenues.

Revenue growth in Australia reflects increased revenue in AAPT, as well as the development of TCNZA's corporate outsourcing business.

Australian comparisons are affected by the period of consolidation of AAPT's results. Telecom acquired a controlling interest in AAPT on 27 November 1999, with consolidation of AAPT's results effective from 1 December 1999. Accordingly, there is a full 12 months of AAPT revenue in 2001, while there is only 7 months of AAPT revenue included in 2000. To facilitate more meaningful comparison the tables that follow for Australia show AAPT revenue (in Australian dollars ("A$")) and volumes for the full 12 months ended 30 June 2000.

LOCAL SERVICE REVENUE

=====================================================
                                Years Ended 30 June
                               2001     2000  Change
                               NZ$M     NZ$M       %
--------------------------- -------- -------- -------
New Zealand                   1,039    1,057    (1.7)

Australia                        32        7      NM
                              -----    -----    ----
Total Group                   1,071    1,064     0.7

NM = Not a meaningful comparison
=====================================================

New Zealand

================================================================================
                                Years Ended 30 June
                               2001     2000  Change
                               NZ$M     NZ$M       %
--------------------------------------------------------------------------------
Business & residential access
- Revenue ($m)                  837      849    (1.4)
- Access lines
  - residential (000s)        1,357    1,349     0.6
  - business (000s)             317      330    (3.9)
- Centrex lines (000s)           75       80    (6.3)

Local calls *
- Revenue ($m)                  123      133    (7.5)
- Call minutes (m)            3,294    3,348    (1.6)

Smartphone, messaging and call track
- Revenue ($m)                   79       75     5.3

* Includes business local calls, residential calls under NZ20 cents local calling option and Centrex and VPN local calls
================================================================================

The decrease in access revenue of $12 million, or 1.4%, for the year was largely due to a reduction in business rental reflecting a 3.9% reduction in the number of business lines.

                              MANAGEMENT COMMENTARY
                                  30 JUNE 2001


Local services revenue and access line growth have been affected by increased competition in the local service market, the migration of local access to ISDN services and increased use of cellular phones. Telecom revised its local access pricing structures resulting in lower access charges for a significant number of customers in particular locations, effective from March 2001.

Australia

===================================================================
                                              Years Ended 30 June
AAPT                                         2001    2000*   Change
                                              A$M     A$M         %
-------------------------------------------------------------------
Local service

- Revenue (A$m)                                21        9   133.3
- Call minutes (m)                            542      172   215.1
- Average price (cents)                       3.9      5.2   (25.0)

* For comparison purposes, 2000 figures are for the full year
===================================================================

AAPT's local service revenue, which includes all switched local revenue, grew by 133.3% to A$21 million for 2001 compared to the previous year. This revenue growth was driven by increased local calling volumes, resulting from continued and successful penetration of the business and corporate market in Australia.

NATIONAL REVENUE

==================================================================
                                            Years Ended 30 June
                                            2001      2000  Change
                                            NZ$M      NZ$M       %
------------------------------------------------------------------
New Zealand                                  711       708     0.4

Australia                                    470       224      NM
                                           -----       ---    ----
Total Group                                1,181       932    26.7

NM = Not a meaningful comparison
==================================================================

New Zealand

===================================================================
                                            Years Ended 30 June
                                           2001     2000   Change
                                           NZ$M     NZ$M       %
-------------------------------------------------------------------
National calls

- Revenue ($m)                               275       301    (8.6)
- Call minutes (m)                         2,351     2,206     6.6
- Average price (cents)                     11.7      13.6   (14.0)

Calls to cellular networks

- Revenue ($m)                               302       276     9.4
- Interconnect cost ($m)                     (82)      (71)   15.5
                                           ------------------------
- Gross margin ($m)                          220       205     7.3
- Call minutes (m)                           637       570    11.8
- Average price (cents)                     47.4      48.4    (2.1)

National 0800

- Revenue ($m)                               122       119     2.5
- Call minutes (m)                           747       679    10.0
- Average price (cents)                     16.3      17.5    (6.9)
===================================================================

National calls revenue decreased by 8.6% for the year compared with the same period last year as a result of a decline in the average price per call minute, partly offset by an increase in call minutes. The decline in the average price per minute reflects increased volumes of lower margin wholesale call minutes and the effect of various capped specials.

Fixed line to cellular revenue increased by 9.4% for the year, compared with the same period last year, reflecting an increased number of call minutes.

The growth in fixed line to cellular revenue was partly offset by an increase in the cost of interconnecting with other cellular carriers (see "Cost of Sales"). Overall, the fixed line to cellular margin increased by 7.3% for the year compared with the same period last year.

                              MANAGEMENT COMMENTARY
                                  30 JUNE 2001

Australia

====================================================================
                                                Years Ended 30 June

AAPT                                           2001    2000*  Change
                                                A$M     A$M        %
--------------------------------------------------------------------
National calls

- Revenue (A$m)                                 194      174    11.5
- Call minutes (m)                            1,440    1,113    29.4
- Average price (cents)                        13.4     15.6   (14.1)

Calls to cellular network

- Revenue (A$m)                                 178      101    76.2
- Call minutes (m)                              490      257    90.7
- Average price (cents)                        36.3     39.3    (7.6)

* For comparison purposes, 2000 figures are for the full year
====================================================================

AAPT National calls revenue grew by 11.5% to A$194 million for the year as a result of increased call minutes.

Revenue from calls to cellular networks grew by 76.2% in 2001 as a result of growth in the volume of calls following the introduction in Australia of pre-selection for fixed line to cellular networks in September 1999.

INTERNATIONAL REVENUE


====================================================================
                                               Years Ended 30 June
                                               2001     2000  Change
                                               NZ$M     NZ$M       %
--------------------------------------------------- -------- -------
New Zealand                                     398      389     2.3
Australia                                       170      117      NM
                                               ----     ----    ----
Total Group                                     568      506    12.3

NM = Not a meaningful comparison
====================================================================

New Zealand

International revenue includes outgoing international calls made in New Zealand, collect, credit card and "New Zealand Direct" calls to New Zealand, receipts from overseas telecommunications administrations and companies for calls to New Zealand that use Telecom's facilities and calls from international switched traffic transiting Telecom's facilities (referred to as "transit calls").

=====================================================================
                                                Years Ended 30 June
                                               2001     2000  Change
                                               NZ$M     NZ$M       %
---------------------------------------------------------------------
Outwards calls

- Revenue ($m)                                  191      194    (1.5)
- Call minutes (m)                              651      571    14.0
- Average price (cents)                        29.3     34.0   (13.8)

Inwards calls

- Revenue ($m)                                  164      155     5.8
- Call minutes (m)                              474      428    10.7
- Average price (cents)                        34.6     36.2    (4.4)
=====================================================================


=====================================================================
International Margin                            Years Ended 30 June
                                               2001     2000   Change
                                               NZ$M     NZ$M       %
---------------------------------------------------------------------
International

- outwards revenue                              191      194    (1.5)
- inwards revenue                               164      155     5.8
- outpayment                                   (183)    (172)    6.4
                                               ----------------------
Net international margin                        172      177    (2.8)
before transits
=====================================================================

The net margin received from Telecom international business (outward and inward call revenue less the international outpayment), excluding the transit call margin, decreased by 2.8% for the year compared with the same period last year.

International outwards revenue decreased by NZ$3 million for the year. Growth in outward call minutes was more than offset by the effect of price specials offered to New Zealand customers and significant price reductions resulting in a 1.5% reduction in international outwards revenue for the year.

Inward call revenue increased by NZ$9 million or 5.8% for the year. This is largely the result of an increase in the number of inward call minutes by 10.7%, partially offset by a 4.4% reduction in the average price per minute, reflecting renegotiated trade direct agreements.

=====================================================================
                                                 Years Ended 30 June
                                               2001     2000   Change
                                               NZ$M     NZ$M        %
---------------------------------------------------------------------
New Age Transits

- Margin ($m)                                    41       34    20.6
- Call minutes (m)                              707      502    40.8
- Average margin (cents)                        5.8      6.8   (14.7)
=====================================================================

                            MANAGEMENT COMMENTARY
                                  30 JUNE 2001


The new age transits call margin (revenue net of outpayments) increased due to higher volumes partly offset by lower average margins per call minute in the year. The increased volume from the transit business is attributable to the utilisation of a variety of outward routing options and to new transit traffic through Telecom points of presence ("POPs") in the USA, Japan, Australia and the UK.

Australia

=======================================================================
                                                  Years Ended 30 June
AAPT                                             2001    2000*  Change
                                                  A$M      A$M       %
-----------------------------------------------------------------------
International revenue

- Revenue (A$m)                                   133      163   (18.4)
- Call minutes (m)                                523      519     0.8
- Average price (cents)                          25.4     31.4   (19.1)

* For comparison purposes, 2000 figures are for the full year
=======================================================================

While call minutes grew by 0.8%, continued pricing pressure resulted in a 18.4% decrease in revenue for the year.

CELLULAR AND OTHER MOBILE SERVICES REVENUE

Cellular and other mobile services revenue comprises access and airtime charges for calls originating from Telecom's cellular network (including international outward calls), revenue from paging and mobile radio services, cellular equipment (CPE) and other related services.

=======================================================================
                                                  Years Ended 30 June
                                                 2001     2000  Change
                                                 NZ$M     NZ$M       %
-----------------------------------------------------------------------
New Zealand                                       547      546     0.2
Australia                                         318      171      NM
                                                 ----------------------
Total Group                                       865      717    20.6

NM = Not a meaningful comparison
=======================================================================

Mobile revenue and the mobile gross margin, set out in the table below, do not include revenue from fixed line to cellular calls terminating on Telecom's cellular network. These calls are included as part of National revenue. Mobile revenue and gross margin also exclude revenue from International calls terminating on Telecom's cellular network. These calls are included as part of International inwards revenue.

New Zealand

=======================================================================
                                                   Years Ended 30 June
                                                 2001     2000   Change
                                                 NZ$M     NZ$M        %
-----------------------------------------------------------------------
Cellular and Other Mobile

Total mobile revenue ($m)                         547      546     0.2
Mobile cost of sales ($m)                        (143)    (151)   (5.3)
                                                -----------------------
Mobile gross margin ($m)                          404      395     2.3

Cellular

Cellular revenue ($m)                             514      514     -
Call minutes (m)                                1,166    1,064     9.6

Connections at period end (000s)
- Postpaid                                        506      467     8.4
- Prepaid                                         792      513    54.4
                                                -----------------------
- Total                                         1,298      980    32.4

Average revenue per customer
- Postpaid ($ per month)                         73.3     77.1    (4.9)
- Prepaid ($ per month)                           7.6     12.9   (41.1)
- Total ($ per month)                            36.0     49.5   (27.3)
=======================================================================

Telecom had 1,298,000 cellular connections at 30 June 2001 compared with 980,000 at 30 June 2000, an increase of 32.4%. The continued strong growth in connections is largely due to growth in the prepaid cellular business.

The net increase in total connections was 318,000 for the year. This included an increase in postpaid connections for the year of 39,000 as new pricing plans for postpaid customers, including free minutes and additional services, have attracted new customers.

Prepaid service has continued to be popular with consumers. The total number of prepaid customers, including third party connections, at 30 June 2001 was 792,000, approximately 61% of total connections.

Mobile cost of sales decreased by 5.3% for the year, predominately as a result of lower customer acquisition costs in the fourth quarter. Telecom slowed its customer acquisition activities in anticipation of the commercial launch of its CDMA network (see below).

Average revenue per cellular customer decreased by 27.3% for the year, reflecting the higher proportion of prepaid connections. Average revenue per prepaid connection is significantly lower than the average revenue per postpaid connection.

                              MANAGEMENT COMMENTARY
                                  30 JUNE 2001


Telecom launched its New Zealand CDMA mobile network in July 2001. While both postpaid and prepaid CDMA plans are available, the initial marketing focus is on postpaid connections. Telecom aims to increase average revenue per user for existing customers through the provision of additional services available when they upgrade to CDMA, as well as attract new customers.

Telecom sold its mobile radio business in May 2001. This business had contributed revenues of NZ$14 million in 2001 (NZ$16 million in 2000). While these revenues will cease, Telecom does not expect this sale to have a material ongoing impact on its overall business due to operating costs avoided and revenues from the provision of services to the divested business.

Australia

========================================================================
                                                    Years Ended 30 June

AAPT                                               2001    2000*  Change
                                                    A$M      A$M       %
------------------------------------------------------------------------
Cellular

- Cellular revenue (A$m)                            252      223    13.0
- Customers (000s)                                  243      214    13.6

* For comparison purposes, 2000 figures are for the full year
========================================================================

AAPT cellular revenue grew by 13.0% to A$252 million for the year compared to the previous corresponding period, within an increasingly competitive environment in Australia.

As at 30 June 2001, AAPT had a total of 243,000 cellular customers in Australia, an increase of 13.6% compared to June 2000.

INTERNET REVENUE

========================================================================
                                                    Years Ended 30 June
                                                   2001     2000  Change
                                                   NZ$M     NZ$M       %
------------------------------------------------------------------------

New Zealand                                          79       67    17.9

Australia                                            90       35      NM
                                                    --------------------
Total Group                                         169      102    65.7

NM = Not a meaningful comparison
========================================================================

New Zealand

========================================================================
                                                     Years Ended 30 June
                                                   2001     2000  Change
                                                   NZ$M     NZ$M       %
------------------------------------------------------------------------
Internet revenue ($m)                                79       67    17.9

Xtra registered customers                           390      287    35.9
(000s)

Xtra dial-up hours (m)                             77.2     47.0    64.3

Average hours per active                           25.0     19.6    27.6
customer (per month)
========================================================================

Internet revenue in New Zealand increased by NZ$12 million or 17.9% for the year. While the current period was impacted by the emergence of the free Internet Service Provider ("ISP") model, by early calendar 2001 most free ISPs had stopped acquiring new subscribers or reverted to a paying model.

Telecom's ISP "Xtra" had approximately 390,000 registered customers at 30 June 2001, compared with 287,000 at June 2000, an increase of 35.9%. Of the registered customers, approximately 76% were active during the last month of the year.

Australia

========================================================================
                                                    Years Ended 30 June
AAPT                                               2001    2000*  Change
                                                    A$M      A$M       %
------------------------------------------------------------------------
- Internet revenue (A$m)                             71       44    61.4
- connect.com.au access
  business customers (000s)                         6.3      4.3    46.5


* For comparison purposes, 2000 figures are for the full year
========================================================================

AAPT's Internet revenue, from its internet and e-commerce business connect.com.au, increased by 61.4% in 2001 compared to 2000, as a result of growth and increased penetration in its customer base.

                              MANAGEMENT COMMENTARY
                                  30 JUNE 2001

DATA REVENUE

Data revenue consists principally of revenue from data transmission services, dedicated leased lines and managed data services.

=========================================================================
                                                     Years Ended 30 June
                                                    2001     2000  Change
                                                    NZ$M     NZ$M       %
-------------------------------------------------------------------------
New Zealand                                          412      365    12.9

Australia                                            189       68      NM
                                                 ------------------------
Total Group                                          601      433    38.8

NM = Not a meaningful comparison
=========================================================================

New Zealand

=========================================================================
                                                     Years Ended 30 June
                                                    2001     2000  Change
                                                    NZ$M     NZ$M       %
-------------------------------------------------------------------------
Jetstream / Netgate                                   22        9   144.4
revenue ($m)

Frame relay revenue ($m)                              27       19    42.1

ISDN revenue ($m)                                     85       76    11.8

Jetstream connections                                 16        4   300.0
(000s)
=========================================================================

Data revenue in New Zealand increased by NZ$47 million, or 12.9%, for the year. This growth was driven by volume growth, particularly for high speed and IP based data products. Revenue for "traditional" data services was comparatively stable.

IP based products such as Jetstream and Netgate have performed strongly. Revenue for these two products grew 144.4% for the year. Frame relay also performed strongly, with revenue growth of 42.1% for the year.

ISDN revenue increased by 11.8% for the year. The increase in ISDN revenue partly reflected migration from basic access services.

Australia

=========================================================================
                                                    Years Ended 30 June
AAPT & TCNZA                                        2001    2000*  Change
                                                     A$M      A$M       %
-------------------------------------------------------------------------
- Data revenue (A$m)                                 152       72   111.1

* For comparison purposes, 2000 figures are for the full year
=========================================================================

Revenue from data services grew by 111.1% for the year. AAPT's revenue increase was largely driven by continued expansion of the AAPT owned VicOne network and continued penetration in corporate and government markets. TCNZA's revenue growth was driven by the provision of data services to the Commonwealth Bank of Australia ("CBA").

DIRECTORIES REVENUE

Directories revenue is earned in New Zealand only. Total directories revenue increased by NZ$12 million, or 6.8% for the year.

Directories revenue increased as a result of both tariff and volume growth in both The Telephone Book and YELLOW PAGES(R) products.

MISCELLANEOUS OTHER REVENUE

=========================================================================
                                                     Years Ended 30 June
                                                    2001     2000  Change
                                                    NZ$M     NZ$M       %
-------------------------------------------------------------------------
New Zealand                                           82       68    20.6

Australia                                            451      113      NM
                                                    ---------------------
Total Group                                          533      181   194.5

NM = Not a meaningful comparison
=========================================================================

New Zealand

Miscellaneous other revenue is derived principally from software development, telecommunications services provided in the Cook Islands and Samoa, international telecommunications infrastructure projects and other miscellaneous activities.

Miscellaneous revenue for New Zealand increased by NZ$14 million, or 20.6% for the year. Revenue for the year includes a gain of NZ$20 million recognised on the prepayment of Telecom's scheduled payment obligations relating to a cross-border finance lease during 2001.

Australia

Miscellaneous revenue for AAPT increased by 107.9% to A$327 million for the year. This revenue is derived largely from resale services.

                              MANAGEMENT COMMENTARY
                                  30 JUNE 2001


AAPT re-launched a bundled residential telephony product incorporating local and long distance under the banner of Full Service in late 1999. The successful take-up of this product resulted in a 102.6% increase in resale service revenue for 2001 compared 2000.

The remaining growth in Australian miscellaneous services revenue relates to TCNZA.

DIVIDENDS FROM ASSOCIATES

Telecom received gross dividends from associates of NZ$263 million in 2001. These dividends were from Telecom's investment in the Southern Cross Cable network. Applying the equity method of accounting, the first NZ$18 million of the dividends reduced the equity interest recorded in the Statement of Financial Position to zero. As Telecom's equity investment in Southern Cross had been reduced to zero, equity accounting was suspended at that point with all further dividends received being recognised as income. This resulted in the remaining NZ$245 million of the gross $263 million of dividends being treated as income.

Telecom expects to receive further dividends from its investment in Southern Cross, though the timing and amount of these payments is uncertain.

OPERATING EXPENSES

======================================================================
                                                  Years Ended 30 June
                                                 2001     2000  Change
                                                 NZ$M     NZ$M       %
----------------------------------------------------------------------
New Zealand                                     2,257    2,175     3.8

Australia                                       1,710      714      NM

Abnormal expenses                                 256        -      NM

Goodwill amortised on                              88       31      NM
consolidation of AAPT
                                                ----------------------
Total Group                                     4,311    2,920    47.6

NM = Not a meaningful comparison
======================================================================

New Zealand

Total operating expenses in New Zealand increased by NZ$82 million, or 3.8% for the year compared with the previous corresponding period.

The increase for the year was largely due to higher cost of sales and other operating expenses partly offset by lower labour costs.

Australia

AAPT and TCNZA both recorded increased expenses, particularly cost of sales, as a result of their significant revenue growth and expansion of their business operations.

The Telecom Group's reported expense growth for Australia for 2001 was also impacted by the consolidation of AAPT expenses for the entire year. In 2000, AAPT expenses were consolidated for seven months from 1 December 1999.

LABOUR

=======================================================================
                                                  Years Ended 30 June
                                                 2001     2000  Change
                                                 NZ$M     NZ$M       %
-----------------------------------------------------------------------
New Zealand                                       372      406    (8.4)

Australia                                         200       80      NM
                                                -----------------------
Total Group                                       572      486    17.7

NM = Not a meaningful comparison
=======================================================================

=======================================================================
Personnel Numbers                                    As at 30 June
                                                 2001     2000   Change
-----------------------------------------------------------------------
New Zealand                                     5,242    5,717    (8.3)

Australia                                       2,055    1,507    36.4
                                                -----------------------
Total                                           7,297    7,224     1.0
=======================================================================

New Zealand

The decrease in personnel numbers of 8.3% for the year largely reflects reductions in staff numbers in Telecom's domestic telecommunications operations. This has been a key driver of lower labour costs. The sale of ConnecTel, Telecom's design, build and maintenance subsidiary, effective from 1 June 2000 also contributed to the decrease in labour costs. These reductions were partly offset by salary increases arising from Telecom's annual salary review process.

                              MANAGEMENT COMMENTARY
                                  30 JUNE 2001

Australia

Labour costs for AAPT increased with the recruitment of additional staff to manage AAPT's customer and volume growth and the highly competitive labour market for experienced telecommunications personnel.

COST OF SALES

=====================================================
                                Years Ended 30 June
                               2001     2000   Change
                               NZ$M     NZ$M        %
-----------------------------------------------------
New Zealand                     612      572      7.0

Australia                     1,240      507       NM
                              -----------------------
Total Group                   1,852    1,079     71.6

NM = Not a meaningful comparison

=====================================================

New Zealand

Cost of sales increased by NZ$40 million, or 7.0%, in 2001. The main reasons for the increase were higher interconnect cost of sales (including interconnect for calls to cellular networks) and higher international outpayments.

Mobile cost of sales decreased by NZ$8 million, or 5.3%, for 2001 (see "Cellular and Other Mobile Services"). Most Australasian telecommunications companies have adopted the accounting policy of capitalising cellular acquisition costs with amortisation over the life of the underlying contracts. Telecom has considered adopting this policy but has decided against it at this time. Had Telecom adopted this policy effective from 1 July 2000, mobile cost of sales would have been lower by approximately NZ$34 million in 2001.

Interconnect expense increased by NZ$44 million, or 42.3%, for 2001 reflecting the growth in national and incoming international calls to Vodafone's cellular network, and an increase in calls to other landline carriers.

International cost of sales for outbound calls increased by NZ$11 million, or 6.4%, for 2001, due to a 14.0% increase in outwards call minutes.

Australia

AAPT's cost of sales increased significantly in 2001. This increase was largely due to the successful take-up of Smartchat's bundled residential telephony product, which includes the resale of Telstra's local call service.

Cost of sales in Australia also included costs associated with the outsourcing contract with CBA.

OTHER OPERATING EXPENSES

=====================================================
                                Years Ended 30 June
                               2001     2000   Change
                               NZ$M     NZ$M        %
--------------------------- -------- -------- -------
New Zealand                     713      633     12.6

Australia                       196       95       NM
                               ----------------------
Total Group                     909      728     24.9

NM = Not a meaningful comparison

=====================================================

Other operating expenses consist primarily of occupancy, advertising, computer costs, bad debts, consultancy, postage and agency, outsourcing costs and certain direct costs.

New Zealand

Other operating expenses increased by NZ$80 million, or 12.6%, in 2001. Outsourcing costs increased following the sale of ConnecTel effective from 1 June 2000 and the outsourcing of information services to EDS effective from 1 September 1999. The outsourcing has resulted in a reduction in labour costs (see "Labour").

Increased computer costs and direct costs, along with higher redundancy costs, partially offset by lower advertising and legal costs, also contributed to the growth in other operating expenses.

Australia

Other operating expenses increased due to the other operating expenses of TCNZA and increased expenses for AAPT, reflecting the increase in volume of AAPT's business.

AAPT incurred a larger than expected one-off outside services cost in the first half of the 2001 financial year due to the substantial customer support required for the success of Smartchat's bundled residential telephony product. This has led to development of a new call centre in Bendigo, Victoria. The full commissioning of the new call centre has now occurred and it is operating to budget.

                              MANAGEMENT COMMENTARY
                                  30 JUNE 2001

DEPRECIATION AND AMORTISATION

=====================================================
                                Years Ended 30 June
                               2001    2000   Change
                               NZ$M    NZ$M        %
--------------------------- -------------------------
New Zealand                     560     564     (0.7)

Australia                        74      32       NM

Goodwill amortised on            88      31       NM
consolidation of AAPT
                               ----------------------
Total Group                     722     627     15.2

NM = Not a meaningful comparison

=====================================================

New Zealand

Depreciation and amortisation expense (excluding goodwill amortised on acquisition of AAPT) decreased by NZ$4 million, or 0.7% in 2001. The increase in amortisation of goodwill on consolidation of AAPT reflects a full years amortisation in 2001 compared to seven months in 2000, coupled with the purchase of the remaining 20% of AAPT in December 2000 (which resulted in additional goodwill).

Australia

AAPT's depreciation and amortisation expense increased due to the depreciation of AAPT's recently acquired infrastructure assets, CBD fibre, Southern Cross capacity and the backbone network.

ABNORMAL ITEMS

Revenue

In 2001 Telecom changed its accounting policy for revenue recognition on sales of prepaid cellular minutes and monthly Internet access billings. Previously revenue on these products had been recognised at the time of sale and billing respectively. Under the new policy, revenue on these products is recognised as Telecom provides the service, with revenue deferred in respect of that portion of services that is yet to be provided. This change was made to align with recently issued international accounting guidance on revenue recognition.

The impact of this change in accounting policy was a one-off deferral of revenue of NZ$12 million. This is made up of a deferral of cellular revenue of NZ$10 million and Internet revenue of NZ$2 million. This has been reflected within abnormal items as a deduction from revenue.

Expenses

Close Down of CDMA Rollout in Australia

The close down of the CDMA rollout in Australia is discussed further in the "Other Matters" section.

A charge to abnormal expenses has been recognised at 30 June 2001 for the estimated cost of writing off project costs capitalised to work in progress and providing for the discounted present value of contractually committed future expenditure to the extent that this cannot be mitigated via negotiation or assignment.

The total charge to abnormal expenses is NZ$215 million. This represents NZ$159 million for writing off project costs to date and NZ$56 million to provide for future commitments.

The calculation of the abnormal charge has been based on management's current estimate of the amounts required to reduce the carrying value of assets to recoverable amount and the net amount that will ultimately be required to settle lease liabilities and similar non-cancellable commitments. Actual results could differ from these estimates.

All outstanding issues with Lucent Technologies ("Lucent") relating to the project and its closedown have been resolved.

Write-off of network assets and project costs

As part of a review of network assets, assets identified as no longer being required for business operations and having no residual value have been fully written-off at 30 June 2001.

The majority of the write off relates to assets acquired in connection with the deployment of residential hybrid fibre/coax (HFC) cable by First Media Limited (a wholly owned Telecom subsidiary). A decision was made in 1998 to discontinue the deployment and the costs of terminating the rollout and reorganising First Media were provided for in the financial year ended 31 March 1998. The cable assets were retained for the provision of future services, however the usage of these assets has subsequently fallen to minimal levels and the decision has been taken to decommission the network.

A total charge of $22 million has been included in the results for the year ended 30 June 2001, representing the

                              MANAGEMENT COMMENTARY
                                  30 JUNE 2001

cost of writing off HFC cables and network equipment and minor decommissioning costs.

The remainder of the abnormal charge represents the costs of writing off other network equipment made surplus by changing business requirements and the cost of expensing accumulated balances in respect of projects that will not result in capitalisable assets to the Group.

NET INTEREST EXPENSE (CONSOLIDATED)

Net interest expense increased by NZ$116 million, or 43.8%, in 2001. The increase in net interest expense was largely due to funding both the initial AAPT investment and the subsequent purchase of the remaining AAPT minorities, which in combination accounted for approximately NZ$85 million of the increase. Net interest was also impacted by consolidation of AAPT's own interest costs. Funding for growth in the balance sheet as a result of capital expenditure and the purchase of long-term investments accounted for the remainder of the increase in interest expense.

Telecom issued capital notes in the year ended 31 March 1998. These were originally classified as equity instruments, which was in accordance with accounting guidance applicable at that time. In 2001, Telecom has reclassified the capital notes as debt, in accordance with accounting guidance promulgated subsequently. As a result of this reclassification, Telecom has presented interest paid on capital notes as part of interest expense. Previously the interest paid (net of tax) was shown separately in the Statement of Financial Performance.

TAXATION (CONSOLIDATED)

Income tax expense decreased by NZ$85 million, or 23.1%, in 2001. The effective tax rate for 2001 was 30.0% compared with 31.6% in 2000 and statutory rates of 33% for New Zealand and 34% for Australia. The effective tax rate in 2001 is lower than the statutory tax rate primarily as a result of dividends from Southern Cross which are taxed at a lower rate than the New Zealand statutory tax rate. The effect of this was partly offset by the amortisation of goodwill on consolidation of AAPT which is non-deductible and the abnormal charge for the close-down of the rollout of CDMA in Australia, components of which will not accrue a tax benefit.

ASSOCIATE COMPANY LOSSES (CONSOLIDATED)

The Telecom group result for 2000 and 2001 includes equity accounted losses of NZ$18 million from Telecom's investment in Southern Cross and AAPT's investment in AOL Australia ("AOLA"). AOLA losses recorded in 2000 and 2001 have reduced the carrying value of AAPT's equity investment in AOLA to nil. Southern Cross losses and dividends received from Southern Cross (see "Dividends From Associates") have reduced the carrying value of Telecom's equity investment in Southern Cross to nil. Upon reduction of the carrying values to nil, equity accounting was suspended in respect of both these associate entities.

CAPITAL EXPENDITURE

=====================================================
                                Years Ended 30 June
                               2001    2000   Change
                               NZ$M    NZ$M        %
-----------------------------------------------------
New Zealand                     833     643     29.5

Australia                       692     232       NM
                              -----------------------
Total Group                   1,525     875     74.3

NM = Not a meaningful comparison
=====================================================

Capital expenditure in 2001 amounted to NZ$1,525 million, an increase of NZ$650 million, or 74.3%, compared to 2000. Australian capital expenditure for 2001 is not directly comparable to 2000 as the 2001 amount only includes seven months of AAPT's capital expenditure.

New Zealand

Capital expenditure in New Zealand was NZ$833 million in 2001. Of this amount NZ$265 million related to mobile capital expenditure, including NZ$115 million on the New Zealand CDMA rollout and NZ$38 million for the purchase of spectrum in Government auctions. NZ$190 million related to access and transport expenditure, NZ$165 million was spent on developing Telecom's international network of which NZ$125 million related to purchase of international capacity (including Southern Cross capacity), while NZ$110 million was spent developing IP & data and voice capabilities.

In New Zealand, Telecom currently expects to spend approximately NZ$730 million on capital expenditure in the 12 months to 30 June 2002. This includes

                              MANAGEMENT COMMENTARY
                                  30 JUNE 2001

approximately NZ$180 million for mobile capital expenditure, NZ$150 million for access and transport, NZ$175 million for the international network and NZ$100 million for IP& data and voice development.

Australia

AAPT's capital expenditure for the year was A$484 million. This included expenditure for the LMDS and CBD fibre networks, payments for the Optus backbone and Southern Cross capacity, as well as expenditure on the rollout of CDMA in Australia prior to the close down of this project.

TCNZA's capital expenditure for the year was A$68 million.

In Australia, Telecom currently expects to spend approximately A$300 million on capital expenditure in the 12 months to 30 June 2002. This includes both AAPT and TCNZA's capital expenditure (although this is partly dependent on TCNZA's success in securing further outsourcing contracts).

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

Working Capital and Cash Flows

Telecom believes that, in its opinion, its working capital is sufficient for the Group's requirements. The Group has adequate internal and external resources available, including borrowing capacity, to finance its operating requirements, anticipated capital expenditure, dividends and investments.

=====================================================
Cash Flows                      Years Ended 30 June
                               2001    2000   Change
                               NZ$M    NZ$M        %
-----------------------------------------------------
Net cash flows from:

- operating activities        1,758   1,468     19.8

- investing activities       (1,892) (2,616)    27.7

- financing activities          129   1,199    (89.2)
                            -------------------------
Net cash flow                    (5)     51   (109.8)

=====================================================

Net cash flows from operating activities for 2001 were NZ$1,758 million, an increase of NZ$290 million compared with the same period last year. This increase is largely due to dividends received from Southern Cross. Higher cash receipts from customers were offset by higher payments to suppliers. The increase in both these items was in part due to the current period including 12 months of AAPT's results while the corresponding prior period only included 7 months of AAPT. Cash applied to interest payments increased largely due to funding the purchase of AAPT and other investments. This was partly offset by lower tax payments.

Net cash used in investing activities was NZ$1,892 million, a decrease of NZ$724 million compared to last year. This decrease reflects a net cash inflow from the sale and purchase of short-term investments in 2001 compared to a net cash outflow in 2000 and a lesser outflow to acquire shares in AAPT, partially offset by higher capital expenditure.

Net cash from financing activities amounted to NZ$129 million, a decrease of NZ$1,070 million compared to 2000. The decrease is largely due to a decrease in net proceeds from short-term and long-term debt, partly offset by capital contributed pursuant to the equity placement (see "Equity Placement" below) and lower dividend payments. There were higher debt proceeds in 2000 to fund the AAPT acquisition, while dividends and repayments of advances received from Southern Cross in 2001 were applied to debt repayment.

Cash and Short-term Investments

Telecom had cash and short-term investments of NZ$209 million at 30 June 2001, compared with NZ$698 million at 30 June 2000.

Telecom has available unutilised US dollar denominated committed facilities of US$400 million and NZ dollar denominated facilities of NZ$1 billion, as well as other substantial uncommitted borrowing capacity.

Debt

Total interest-bearing long-term and short-term liabilities amounted to NZ$5,481 million at 30 June 2001 compared with NZ$5,266 million at 30 June 2000.

As discussed in the section entitled "Net Interest Expense", in 2001 Telecom reclassified its capital notes from equity to debt in order to comply with accounting guidance promulgated subsequent to the issue of the

                              MANAGEMENT COMMENTARY
                                  30 JUNE 2001

capital notes. All debt balances in this section for both 2000 and 2001 include the capital notes. The carrying value of capital notes, net of unamortised discount, was NZ$944 million at 30 June 2001 (NZ$943 million at 30 June 2000).

Net debt amounted to NZ$5,251 million at 30 June 2001, compared with NZ$4,534 million at 30 June 2000. The net debt to net debt plus equity ratio was 72.4% at 30 June 2001, compared with 78.8% at 30 June 2000. Net debt is deemed to consist of total long and short-term debt, net of cash and short-term investments and a term deposit of NZ$21 million at 30 June 2001 (NZ$34 million at 30 June 2000). Equity includes shareholders' funds and minority interests.

The estimated fair value of Telecom's long-term debt at 30 June 2001 was NZ$4,025 million compared with its carrying amount of NZ$3,921 million (stated inclusive of the effect of hedging transactions). The estimated fair value of long-term debt at 30 June 2000 was NZ$4,129 million, compared with its carrying amount of NZ$3,992 million (stated inclusive of the effect of hedging transactions). The fair values are based on Telecom's fixed rates of interest on debt in comparison to the prevailing market rates in effect at 30 June 2001 and 30 June 2000 for instruments of a similar maturity.

Convertible Notes

In May 2001, Telecom New Zealand Finance Limited, a Telecom financing subsidiary, issued NZ dollar denominated convertible notes to Microsoft Corporation for an aggregate principal amount of $300 million. The notes were issued for a term of seven years and pay a fixed coupon of 5.4%. The notes mature in 2008, at which point the holder can elect to either have the notes redeemed in cash or converted into ordinary shares in Telecom at a conversion rate of $8.275 per share. These notes are subordinated to other indebtedness of Telecom and rank equally with capital notes.

The proceeds of the convertible notes issue were utilised to repay existing debt.

Equity Placement

In May 2001 Telecom undertook an equity placement in order to pay down existing debt, strengthen Telecom's balance sheet and enhance future financial flexibility. Ninety-one million shares were issued at NZ$5.50 per share to shareholders in New Zealand, Australia and a range of other jurisdictions, raising a net amount of NZ$495 million.

New Australian debt programme

In August 2001 Telecom announced that it had mandated CBA to arrange an A$1.5 billion short and medium term debt programme in Australia. Under this programme, TCNZ Finance Limited (the Telecom Group's main financing subsidiary) will issue short and medium term notes through an Australian branch. Initially, this funding will replace existing debt issued by the AAPT group. The programme is being put in place to provide a single borrowing vehicle for the Telecom Group in the Australian capital markets.

ECONOMIC TRENDS

Telecom's operations are significantly affected by the state of the New Zealand and Australian economies.

In New Zealand, gross domestic product ("GDP") grew in real terms by 2.5% for the year ended March 2001. The New Zealand Institute of Economic Research has forecast a decline in the rate of GDP growth, to rates of 1.7% for the year ended June 2001 and 2.3% for the year to March 2002.

Demand, both domestic and external, is forecast to grow moderately. Investment growth will be dampened by world economic uncertainty. Export growth is expected to remain positive.

The consumers price index rose 3.2% in the year ended June 2001. Unemployment was 5.4% in the March 2001 quarter. New Zealand's population is 3.8 million people.

In Australia, the official measure of economic growth rose 2.1% in the year ended March 2001. The Australian consumer price index rose 6.0% in the year to March 2001, with inflation widely expected to decline sharply during 2001 and 2002 once the impact of introducing the new goods and services tax has passed. The Australian corporate tax rate reduced from 36% to 34% in the 2000-01 tax year and will reduce to 30% in the 2001-02 tax year. The official unemployment rate was 6.9% in June 2001. Australia's population is 19.0 million people.

                              MANAGEMENT COMMENTARY
                                  30 JUNE 2001

COMPETITIVE AND REGULATORY ENVIRONMENT

New Zealand has highly competitive markets in telecommunications, with the Telecommunications Act 1987 and the Commerce Act 1986 being the principal governing legislation. Substantial network operators including Vodafone, Telstra-Saturn and Clear Communications (a wholy owned subsidiary of British Telecom) provide services in competition with Telecom.

Telecom has extensive interconnection arrangements with 10 operators in New Zealand, covering international services, and national and international voice services, as well as data, Internet, cellular and trunked mobile services. These arrangements include comprehensive agreements reached with Clear and Telstra-Saturn in October and July 2000 respectively.

Six of the operators interconnecting with Telecom have the ability to offer local services. In each case there is a number portability agreement in place, enabling those competitors to provide customers with the option of changing between local service providers without the need to change telephone numbers.

In addition, there are numerous other companies that provide calling services from overseas or by re-selling services from network operators in New Zealand. As at 30 June 2001, there were more than 80 Internet service providers operating in competition with Telecom's Xtra service. Telecom also faces competition in leased line, paging, directories services and in the supply, installation and maintenance of customer premises equipment.

Following a major inquiry into the telecommunications industry, the Government announced a new policy framework in December 2000. A Telecommunications Bill (the "Bill") was introduced to the New Zealand Parliament in May 2001 and it is expected to be enacted in October 2001.

The stated purpose of the Bill is to promote efficient telecommunications markets for the long term benefit of end-users of telecommunications services within New Zealand by regulating the supply of certain telecommunications services to service providers. The Bill provides for the designation of certain services that Telecom will be obliged to provide. These services currently include interconnection, wholesaling of certain of Telecom's retail services, and number portability.

The Bill also proposes the establishment of a new Telecommunications Commissioner to be located within the Commerce Commission, with responsibilities for determining prices and terms and conditions on designated services.

In March 2001, under the Telecommunications (Information Disclosure) Regulations 1999, Telecom issued a calculation of the cost of residential service subsidies under the Kiwi Share obligations ("KSO") contained in Telecom's Constitution. The calculation showed a total annual cost to Telecom of NZ$185.6 million for providing service to subsidised customers.

The Bill contains a mechanism for the sharing, across the telecommunications industry, of losses arising from the provision of services under a revised KSO.

The Government and Telecom are in discussions over possible amendments to the KSO. Under the proposal currently being considered Telecom would extend its option of free local calling to cover low speed data local calls. These changes have yet to be finalised.

LITIGATION

In June 1999, representative and individual plaintiffs filed a claim against Telecom in the Employment Court. The plaintiffs allege breach of various express and implied terms of their employment contracts. The claim is not fully quantified.

In April 2000, CallPlus Limited ("CallPlus") and two other companies issued proceedings against Telecom alleging breach of contract and the Commerce Act in relation to Telecom's 0867 service. CallPlus seeks injunctive relief and an inquiry into damages.

On 31 July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

Due to the nature of the Australian telecommunications industry, there are a number of ongoing disputes in respect of charges by telecommunications suppliers. To the extent that these disputes are settled in a manner that is contrary to Telecom's interests, it is possible that they

                              MANAGEMENT COMMENTARY
                                  30 JUNE 2001

will negatively impact on the Group's financial position. It is not currently possible to quantify any such impact.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom.

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom's interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom's business, financial conditions or results of operations.

OTHER MATTERS

Close Down of CDMA Rollout in Australia

In December 2000 Telecom announced that AAPT and Lucent had agreed to a comprehensive review of the rollout of an A$500 million CDMA mobile network in Australia. On 3 May 2001, Telecom announced that AAPT and Lucent had agreed to close down the rollout of the Australian CDMA mobile network and to work co-operatively together to resolve outstanding issues, while preserving their respective legal positions in the meantime.

As part of the activities to close down the project, AAPT has sought to identify all amounts actually spent or contractually committed in connection with the project. Costs incurred in connection with the project included costs of fixed assets acquired, payments to Lucent and other suppliers, costs associated with site acquisition, costs of labour and consultants employed on the project and other miscellaneous costs. Committed costs consist primarily of lease commitments, further payments to suppliers and other project expenditure. An assessment has been carried out to determine the realisable value of assets acquired, either through sale or redeployment, as well as the extent to which committed costs can be mitigated.

As discussed in the section entitled "Abnormal Items", Telecom has included in abnormal expenses a charge representing the estimated costs of closing down the project.

AAPT has also resolved with Lucent all outstanding issues between them relating to the project and its closedown.

Hutchison 3G Alliance

In May 2001, Hutchison Whampoa Limited, Hutchison Telecommunications (Australia) Limited and Telecom announced the formation of a major strategic alliance. This alliance aims to take a significant share of the Australian mobile market through an early launch of "3rd Generation" ("3G") wireless communications, as well as reinforcing Telecom's mobile market leadership in New Zealand.

The alliance will result in the formation of new operating companies in Australia and New Zealand focussed on 3G products and services. The alliance will have access to the global resources of the Hutchison 3G group for content, applications, technology, management expertise and branding.

In Australia, a new dedicated 3G company called Hutchison 3G Australia will be formed. Telecom will acquire a 19.9% stake in this company for A$250 million. A$750 million of additional equity funding has been committed to enable this company to roll out its 3G network, Telecom's share of this committed funding being A$150 million. Funding in excess of this amount will be sourced from debt and/or capital markets, or to a certain extent from Hutchison Whampoa.

In New Zealand, a new dedicated company called Telecom 3G will be formed. Hutchison Whampoa has entered into an option to acquire 19.9% of this company for NZ$250 million, exercisable 12 to 24 months after commercial launch of 3G services in New Zealand. Telecom 3G will operate under Hutchison's global 3G brand and will have access to the content, products and technologies developed and offered globally by Hutchison's 3G businesses.

Extension of New Zealand Relationship with Microsoft

In May 2001, Telecom and Microsoft announced that they had extended their relationship in New Zealand with an agreement to unite the Xtra and MSN Internet portals in New Zealand. As part of the extended relationship, Microsoft also subscribed for NZ$300 million of convertible notes issued by Telecom (see "Liquidity and Capital Resources - Convertible Notes").

The combined portal, branded XtraMSN, was launched in late June 2001. The operation, development and marketing of the new consumer portal is managed by

                              MANAGEMENT COMMENTARY
                                  30 JUNE 2001

Xtra. The portal combines the New Zealand specific content provided by Xtra with the global MSN services offered by Microsoft.

Southern Cross

Southern Cross was established in October 1998 to build, own, operate and maintain a trans-Pacific fibre optic cable network (called the Southern Cross Cable Network) as well as market capacity on the cable. Telecom, Cable & Wireless Optus and MCI WorldCom are the shareholders in Southern Cross. Telecom holds a 50% equity interest.

Southern Cross achieved cable ready-for-service in November 2000 and from 28 February 2001 has provided full restoration capacity between New Zealand, Australia and the United States.

To date, the company's data gathering meetings have generated total capacity sales of around US$1.6 billion.The network was originally designed to provide 120 Gigabits per second (Gbps) of capacity. Southern Cross has recently announced that the network will be upgraded to provide 240Gbps by early 2003.

In March 2001 Southern Cross successfully closed a US$950 million non-recourse senior secured credit facility. The funding has been applied to repay, in full, interim funding provided by shareholders and to refinance a US$640 million bridging facility which expired on 31 March 2001.

Acquisition of AAPT Minorities

During the quarter ended 31 December 2000, Telecom's wholly owned subsidiary TCNZ Australia Investments Pty Limited acquired the remaining shares in AAPT that it did not already own. 100% consolidation of AAPT's results was effective from 1 December 2000.

New Financial Reporting Structure

In line with the changes in management structures arising out of the AAPT integration and the ongoing strategic review of the Group's business, Telecom has implemented a new financial reporting structure effective from 1 July 2001. This structure will drive the way Telecom reports its financial results both internally and externally.

Four reporting segments exist under the new structure. The "New Zealand Wireline" segment includes the New Zealand wireline telecommunications business, as well as esolutions. The "Wireless" segment includes both New Zealand and Australian cellular and other mobile operations. The "Information Services" segment encompasses Telecom's Internet and directories businesses, including Xtra, connect.com.au and Telecom Directories Limited. The "International" segment comprises Telecom's international telecommunications business as well as AAPT's data and voice business and TCNZA.

From 30 September 2001, Telecom's published quarterly management commentaries will provide a discussion of operating results by reporting segment.

Investment in Sky

In February 2001 Telecom purchased a 12% shareholding in Sky Network Television Limited ("Sky"). This shareholding will support the ongoing development of business relationships between Sky and Telecom. The investment supports Telecom's transformation into an online and communications group and follows a 10% investment in Independent Newspapers Limited made by Telecom in the year ended 30 June 2000.

           TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES
                              MANAGEMENT COMMENTARY
                                  30 JUNE 2001

OVERVIEW OF RESULTS

                                                              Year Ended                    Variation
                                                               30 June                      2001:2000
---------------------------------------------------------------------------------------------------------
(in NZ$ millions, except percentages)             2001         %       2000        %        $        %
---------------------------------------------------------------------------------------------------------
Operating revenues

Local service                                    1,071       19.0     1,064      24.5        7       0.7
Calling
      National                                   1,181       21.0       932      21.5      249      26.7
      International                                568       10.1       506      11.7       62      12.3
      Other                                         67        1.2        50       1.1       17      34.0
                                                ---------------------------------------------------------
                                                 1,816       32.3     1,488      34.3      328      22.0

Interconnection                                     97        1.7        90       2.1        7       7.8
Cellular and other mobile                          865       15.3       717      16.5      148      20.6
Internet                                           169        3.0       102       2.4       67      65.7
Data                                               601       10.6       433      10.0      168      38.8

Other operating revenues
    Directories                                    188        3.3       176       4.1       12       6.8
    Equipment                                       63        1.1        84       1.9      (21)    (25.0)
    Miscellaneous other                            533        9.4       181       4.2      352     194.5
    Dividends from associate                       245        4.3         -         -      245        NM
                                                ---------------------------------------------------------
                                                 1,029       18.1       441      10.2      588     133.3
                                                ---------------------------------------------------------
Total operating revenues (before
    abnormal items)                              5,648      100.0     4,335     100.0    1,313      30.3
                                                ---------------------------------------------------------
Operating expenses
    Labour                                         572       10.1       486      11.2       86      17.7
    Cost of sales                                1,852       32.8     1,079      24.9      773      71.6
    Other operating expenses                       909       16.1       728      16.8      181      24.9
                                                ---------------------------------------------------------
Total operating expenses (before
    abnormal items)                              3,333       59.0     2,293      52.9    1,040      45.4

EBITDA* before abnormal items                    2,315       41.0     2,042      47.1      273      13.4

    Depreciation and amortisation                  722       12.8       627      14.5       95      15.2
                                                ---------------------------------------------------------
Surplus from operations (before
    abnormal items)                              1,593       28.2     1,415      32.6      178      12.6

Abnormal items
    Revenues                                       (12)      (0.2)       15       0.3      (27)       NM
    Exepenses                                     (256)      (4.5)        -         -     (256)       NM

Net interest expense                              (381)      (6.8)     (265)     (6.0)    (116)     43.8

                                                ---------------------------------------------------------
Earnings before income tax                         944       16.7     1,165      26.9     (221)    (19.0)

Income tax expense                                (283)      (5.0)     (368)     (8.5)      85     (23.1)
                                                ---------------------------------------------------------
Earnings after income tax                          661       11.7       797      18.4     (136)    (17.1)

Share of losses of associate companies after       (18)      (0.3)       (6)     (0.1)     (12)    200.0
income tax

Minority interests in profits of subsidiaries        -          -        (8)     (0.2)       8        NM
                                                ---------------------------------------------------------
Net earnings                                       643       11.4       783      18.1     (140)    (17.8)
                                                =========================================================

* Earnings Before Interest, Taxation, Depreciation and Amortisation

NM = Not a meaningful comparison

           TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES
                              MANAGEMENT COMMENTARY
                                  30 JUNE 2001

GLOSSARY

CDMA (Code Division Multiple Access) - An advanced radio spectrum sharing technique used in new digital mobile networks.

Cellular connection - For the purposes of measuring cellular connections in this commentary, a cellular connection represents either a cellular phone provided under a current contract (for postpaid cellular), or a cellular phone that has made or received a call in the past six months (for prepaid cellular).

Centrex - The use of conventional PSTN lines and phones so that they appear to be part of a private network. Features include traditional PBX features. Centrex is offered to businesses as an alternative to buying or leasing their own PBXs.

CPE (Customer Premises Equipment) - Any telecommunications equipment that resides in the customer's premises and does not constitute part of the network (e.g. telephones, fax machines, PBX's).

IP (Internet Protocol) - A principal communications protocol used in the Internet.

ISDN (Integrated Services Digital Network) - Switched digital transmission system that can carry a range of digitised voice, data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and Primary Rate Access offers 2 Mbit/s capacity on 30 channels.

LMDS (Local Multipoint Distribution System) - A wireless system for distribution of broadband services that functions in the 26 to 29 GHz band.

PSTN (Public Switched Telephone Network) - A nationwide switched fixed line voice telephone network.

VPN (Virtual Private Network) - A carrier provided service in which the public switched network provides the equivalent of a privately established customer network.

3G (Third Generation - mobile network) - Digital mobile network based on CDMA standards that is capable of delivering data rates up to 2Mbit/s.

14 August 2001                                    [LOGO OF TELECOM NEW ZEALAND]




                                    MEDIA RELEASE

                          TELECOM REPORTS $643 MILLION
                          RESULT AFTER ABNORMAL COSTS

Telecom today reported net earnings of NZ$643 million for the year ended 30 June 2001 after substantial abnormal costs incurred as part of the Group's ongoing transformation.

The result included NZ$245 million in dividends received on Telecom's investment in the Southern Cross Cable Network, and abnormal write-offs and provisions arising from the previously-announced decision to close down the CDMA wireless network project in Australia. The abnormal items (NZ$192 million after tax) comprised mainly the write-off of AAPT's A$125 million expenditure on the project until December 2000.

Chairman Roderick Deane said the year ended 30 June 2001 was one of substantial progress in Telecom's transformation as an Australasian online and communications group

Dr Deane said reported net earnings were down 17.9% from the previous year, but this largely reflected the move to 100% ownership of AAPT and tough decisions taken in positioning Telecom for the future on both sides of the Tasman.

                                              Years ended (NZ Dollars)
                                            June  2001        June 2000
Group revenues                              $5,636 M          $4,350 M
Reported net earnings                       $643 M            $783 M
     Abnormal items #                      ($192 M)           $12 M
     Southern Cross dividends #             $221 M              -
Adjusted net earnings                       $614 M            $771 M
Impact of AAPT acquisition~                ($185 M)          ($63M)
Group EBITDA *                              $2,070 M          $2,042 M
Final quarter dividend (per share)          5 cents           11.5 cents

#    Figures are after tax
~    Additional funding costs and amortisation of goodwill, less AAPT surpluses
* Earnings before interest, tax, depreciation and amortisation and excluding abnormal costs and Southern Cross dividends
                                                                        ... MORE

"The latest year has seen improvement in the Group's underlying performance and the foundations are now in place for future years," Dr Deane said. For the year ended 30 June 2001, Group net earnings were impacted significantly by additional funding costs and amortisation of goodwill associated with the acquisition AAPT.

Chief Executive Theresa Gattung said Telecom had delivered on a range of major undertakings over the past 12 months, including successful completion of the takeover of AAPT which was a sound platform for expansion of the Group's Australian presence.

Ms Gattung said these achievements included:

 .    Success in the delivery of comprehensive services to Commonwealth Bank of
     Australia Group under a major contract commenced in September 2000;

 .    Sustained growth in revenues in AAPT as the business was integrated into the Telecom Group;

 .    The launch in July 2001 of a CDMA wireless network in New Zealand on time and under budget;

 .    Strategic investment in wireless infrastructure for the Australian market through a third-generation alliance with the Hutchison group, as announced in May 2001;

 .    A broad alliance with Microsoft for leadership in Internet services in New
     Zealand; and

 .    Success in containing operating costs in the Group's core New Zealand operations.

Fourth Quarter Dividend

Telecom will pay a fully imputed dividend for the fourth quarter of the year ended 30 June 2001 of NZ5 cents per share, unchanged from the previous three quarters. The dividend will be paid to New Zealand and Australian registered shareholders on 14 September 2001 and to United States registered shareholders on 21 September 2001. (A 3% discount to current market price will apply to shares issued under the dividend reinvestment scheme).

The dividend for the full year will be NZ20 cents per share, down from NZ46 cents for the previous year in line with the revised dividend policy announced in August 2000.

Revenue and Expense Trends

Total Group revenues increased by 29.6% for the year ended 30 June 2001 to $5,636 million, due largely to growth in Australian revenues including a 48% increase in the revenues of AAPT businesses. In New Zealand, revenue growth for the year was modest at 1.4%.
                                                                         ...MORE

Operating expenses in New Zealand were up 3.8%, a marked slowdown from 7.3% in the previous year. For the fourth quarter of the year ended 30 June 2001, operating expenses rose by 0.9% - the continuation of a quarterly down trend in expense growth.

In Australia, revenues for the year reflected the first full 12 months of AAPT's inclusion in the Telecom Group and the start up of TCNZA, which began servicing the Commonwealth Bank in September 2000. Comparison of the fourth quarter of the year ended 30 June 2001 with the corresponding period in 2000 showed a growth rate in revenues of 38%. Operating expenses grew 37% between the two periods, which was a significant improvement on the previous quarter.

Ms Gattung said the Group was very focused on restraint in operating expenses on both sides of the Tasman. "Expense growth is slowing while revenue growth continues - a very positive indication of the Group's underlying performance," she said.

In New Zealand, revenue growth for the year came largely from a 13% gain in Data revenues. This reflected takeup of network services including Frame Relay and Lanlink in the corporate and business markets, as well as the rollout of fast Internet access through the deployment of ADSL in New Zealand.

Telecom's Internet services revenue was up 18% for the year, with the Xtra customer base growing by 36%. Mobile revenues in New Zealand grew 0.2%, with cellular revenue alone showing growth of 4.0% for the fourth quarter. The Group also recorded growth in its New Zealand national and international revenues.

The trend in New Zealand expenses reflected a 5.3% decline for the year in Mobile cost of sales and an 8.4% decline in total personnel expenses, due partly to contraction in core business headcount.

Australian revenue growth reflected an 11.5% gain in AAPT's national call revenues for the year, along with growth of 133% in local service revenues. Data revenues in Australia, including AAPT managed network services and the business of TCNZA, grew by 111%. Mobile revenues grew 13% for the year.
                                                                        ... MORE

Ms Gattung said the Group was very focused on selected growth opportunities in Australia. "Integration of AAPT into the Group has been largely completed and we are developing strategies for each of the former AAPT business units, with a particular emphasis on improving margins in the Voice and Data business."

Southern Cross Dividends

Ms Gattung said Telecom looked forward to further dividends from its investment in Southern Cross, although these dividends would fluctuate from year to year depending on sales of capacity on the cable network.

"We have previously indicated an expectation of dividends from Southern Cross of US$50 million over each of the next three years, with the actual level and timing of those dividends dependent on future sales of cable capacity," Ms Gattung said.

"Southern Cross has advised Telecom that, owing to the slow down being experienced in a number of telecommunications markets around the world, demand for international bandwidth has become less certain," she said. "Consequently, the timing of future dividends may differ to that originally contemplated, although the expectation of dividends derived over the life of the project remain unchanged."

New Reporting Structure

Telecom will make changes in its financial reporting from the first quarter of the year to 30 June 2002. The Group's performance will be reported in four segments, showing revenues, expenses and earnings before interest and tax for:

 .    New Zealand Wireline businesses, including esolutions.

 .    Wireless, including mobile businesses in both New Zealand and Australia.

 .    Internet and Directory Services, including Xtra, Yellow Pages and Connect.

 .    International, including AAPT, TCNZA and international network operations.

Ms Gattung said the new structure reflected Telecom's development as an Australasian online and communications group.

For more information, contact:


Martin Freeth              or               Jessamy Mahony
New Zealand                                 Australia
Tel 04 498 9361                             Tel 61 2 9377 7916
Mob 027 242 0174                            Mob 61 414 344 653